# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WORK Medical Technology Group LTD, CIK 0001929783
CUSIP: G9767H125
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1/88 COOK ST, 1/88 COOK ST, AUCKLAND CITY, New Zealand (Q2), 1001
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002138871-26-000001
Filed by CIK 0002138871

## Reporting persons
- Habbas Kelly Khalid: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 369,000; shared voting power 0; sole dispositive power 369,000; shared dispositive power 0; aggregate amount beneficially owned 369,000 (21.5% of the class)

## Item 1. Issuer
Name of issuer: WORK Medical Technology Group LTD
Address of issuer's principal executive offices: 1/88 COOK ST, 1/88 COOK ST, AUCKLAND CITY, NEW ZEALAND, 1001

## Item 2. Person Filing
Name of person filing: Kelly Habbas
Address of principal business office or, if none, residence:
15068 Mountain View Lane
Frisco, TX 75035
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 369,000
Percent of class: 21.5
Sole power to vote or to direct the vote: 369,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 369,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Habbas Kelly Khalid: Kelly Habbas, Investor (06/10/2026)